UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2024

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41048	86-2581754
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

400 W. Morse Boulevard, Suite 220

Winter Park, FL 32789

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (321) 972-1583

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	IRRXU	N/A
Class A common stock, par value $0.0001	IRRX	N/A
Warrants	IRRXW	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On August 12, 2024 Integrated Rail and Resources Acquisition Corp. (the “Company”) announced that it extended the date by which it is required to complete a business combination for an additional period of one (1) month from August 15, 2024 to September 15, 2024 in connection with the extension pursuant to the terms of the Investment Management Trust Agreement, dated as of November 11, 2021 (as amended on February 8, 2023), between American Stock Transfer & Trust Company, LLC and the Company. The purpose of the extension is to extend the time for the Company to consummate its initial business combination.

On August 12, 2024, the Company issued a press release announcing (i) the Company’s execution of an Agreement and Plan of Merger, dated as of August 12, 2024, by and among, the Company, Tar Sands Holdings II, LLC and the other parties thereto, and (ii) the Company’s intention with respect to the extension. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated by reference into this Item 8.01.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is attached to this Current Report on Form 8-K:

Exhibit No.	Exhibit Title or Description

99.1	Press Release dated August 12, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

Dated: August 12, 2024	By:	/s/ Mark A. Michel
	Name:	Mark A. Michel
	Title:	Chief Executive Officer

Exhibit 99.1

Company Release – August 12, 2024

Tar Sands Holdings II, LLC and Integrated Rail and Resources Acquisition Corp. Announce Execution of a Business Combination Agreement and Extension

•	Global Integrated Energy Company to be Anchor Feedstock Supplier and Products Off Taker

•	Cando Rail & Terminals to be the Terminal Operator

WINTER PARK, Fla. and SALT LAKE CITY, Aug. 12, 2024 (GLOBE NEWSWIRE) — Tar Sands Holdings II, LLC (“TSHII” or the “Company”), which owns refining and real estate assets and minerals and mining rights located in Vernal, Utah, and Integrated Rail and Resources Acquisition Corp. (OTC: IRRX) (“IRRX”), announced today they have entered into a Business Combination Agreement (“BCA”), which will result in a merger of the two companies with a subsequent NASDAQ exchange listing (the “Business Combination”).

The Company also announced it is in substantial contract negotiations with a global integrated energy company (“Anchor”) for the purchase of Anchor feedstock products and the sale of all refined commodities back to Anchor.

“Today’s announcement of the Business Combination, refinery transload terminal development and operation, and commercialization marks a huge step forward towards the restart and optimization of the refinery,” said IRRX Chairman and CEO, Mark Michel. “We have developed a very strong and talented team with deep industry expertise and experience between IRRX and Cando. We feel IRRX has created a transaction that reflects exactly what we set out to do, which was to unlock stranded or captive commodities and natural resources and get them to more distant markets using transportation optimizations and new infrastructure. I would like to thank everyone involved with the deal and I look forward to the months ahead as we de-SPAC and provide jobs and economic development to the residents of the Uinta Basin and Northeast Utah.”

“We are excited to work with IRRX to complete this transaction and see the long-anticipated restart of business operations related to our asset base,” said Joe Sorenson, the owner of the Company.

The completion of the Business Combination is subject to regulatory approvals, the approval of the transaction by the shareholders of IRRX, and the satisfaction or waiver of other customary closing conditions.

Additional information about the Business Combination, including a copy of the BCA, will be available in a Current Report on Form 8-K to be filed by IRRX with the Securities and Exchange Commission (the “SEC”), followed by a Registration Statement on Form S-4 (the “Registration Statement”) to be filed by IRRX with the SEC.

In addition, pursuant to the investment management trust agreement between IRRX and American Stock Transfer & Trust Company, LLC, dated as of November 11, 2021, as amended on February 8, 2023, IRRX received notice from IRRX’s sponsor, DHIP Natural Resources Investments, LLC, at least five (5) days prior to August 15, 2024, that the Company intends to extend the time available in order to consummate a business combination from August 15, 2024 to September 15, 2024.

About Tar Sands Holding II, LLC.

Tar Sands Holding II, LLC is a privately held company established by Utah-based Endeavor Capital Group in 2013. As a cornerstone to the Company’s asset base, it controls key real estate and natural resource development rights in the Uintah Basin in Utah including permits for the processing and refining of certain natural resources. The Company has maintained but not operated these assets.

About Integrated Rail and Resources Acquisition Corp.

IRRX is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While IRRX may pursue an initial business combination target in any business or industry, it intends to focus its search on natural resources, railroads and/or railroad logistics companies, or any combinations thereof. IRRX is sponsored by DHIP Natural Resources Investments, LLC.

About Cando Rail and Terminals Ltd.

Cando Rail & Terminals is one of North America’s leading providers of specialized rail operating services and terminal infrastructure that allow industrial shippers to optimize their supply chains and connect to Class 1 railways by leveraging Cando’s operating capabilities and network of owned multi-purpose rail terminals. The company provides a wide range of rail services including short line operations, industrial switching, material handling, terminal & transload services, railcar staging, train assembly, and related services.

Advisors

Winston & Strawn LLP is serving as legal counsel to IRRX. Holland & Hart is serving as legal counsel to TSHII.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or IRRX’s or TSHII’s future financial or operating performance. For example, statements regarding TSHII’s anticipated growth and the anticipated growth and other metrics, statements regarding the benefits of the Business Combination, and the anticipated timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of IRRX and TSHII are based on current expectations, estimates, forecasts, and projections about the industry in which TSHII operates, as well as the beliefs and assumptions of IRRX’s management and TSHII’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond IRRX’s or TSHII’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, TSHII’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and IRRX and TSHII therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by IRRX and its management, TSHII and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond IRRX’s or TSHII’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against IRRX, TSHII, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of IRRX, to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the BCA; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, and the estimated implied enterprise value of TSHII; (vi) TSHII’s ability to scale and grow its business, and the advantages and expected growth of TSHII; (vii) TSHII’s ability to source and retain talent, the cash position of TSHII following closing of the Business Combination; (viii) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Business Combination; (ix) the risk that the Business Combination disrupts current plans and operations of TSHII as a result of the announcement and consummation of the Business Combination; (x) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of TSHII to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (xi) costs related to the Business Combination; (xii) changes in applicable laws, regulations, political and economic developments; (xiii) the possibility that TSHII may be adversely affected by other economic, business and/or competitive factors; (xiv) TSHII’s estimates of expenses and profitability; (xv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (xvi) other risks and uncertainties set forth in the filings by IRRX with the SEC. There may be additional risks that neither IRRX nor TSHII presently know or that IRRX and TSHII currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of IRRX or TSHII speak only as of the date they are made. None of IRRX or TSHII undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Additional Information About the Transaction and Where to Find It

This press release relates to the Business Combination between IRRX and TSHII and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, the parties intend to file with the SEC the Registration Statement, which will include a preliminary proxy statement of IRRX and a preliminary prospectus of IRRX, and after the Registration Statement is declared effective, IRRX will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. IRRX’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT IRRX, TSHII AND THE BUSINESS COMBINATION. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of IRRX as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: IRRX Acquisition Corp., 400 W. Morse Boulevard, Suite 220, Winter Park, FL 32789.

Participants in the Solicitation

IRRX and its directors and executive officers may be deemed participants in the solicitation of proxies from IRRX’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers of IRRX is contained in IRRX’s Annual Report on Form 10-K filed with the SEC on April 17, 2024, which is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: IRRX Acquisition Corp., 400 W. Morse Boulevard, Suite 220, Winter Park, FL 32789. Additional information regarding the interests of such participants will be set forth in the Registration Statement when available.

TSHII and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of IRRX in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Non-Solicitation

This press release does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, solicitation of any vote or approval, consent or authorization with respect to any securities or in respect of the proposed Business Combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact: William Savery

wsavery@dhipgroup.com